Exhibit 99.1

Ballard Power Systems deepens strategic partnership with Quantron AG and receives order for 140 fuel cell engines

VANCOUVER and AUGSBURG, Germany, Sept. 19, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced a minority equity investment in Quantron AG, a global electric vehicle integrator and an emerging specialty OEM, to accelerate fuel cell truck adoption. As part of Quantron's financing round of up to 50 million euros, Ballard's investment proceeds will be used by Quantron to develop their truck fuel cell vehicle platforms, under the terms of a Joint Development Agreement. Ballard will be the exclusive fuel cell supplier to Quantron for these platforms.

As part of the strategic partnership, Quantron committed to purchase 140 FCmoveTM modules totaling approximately 17MW, with an option to purchase an additional 50 units. The fuel cell modules are expected to be delivered in 2023 and 2024.

The zero-emission fuel cell electric vehicle platforms developed by Quantron will integrate Ballard fuel cell products for various truck applications in Europe and the US. Quantron's initial market focus is Germany, where their new 44T fuel cell truck is to be unveiled at IAA Transportation 2022.

"We are seeing growing global demand and policy support for zero emission transport as companies strive to reach decarbonization targets. This collaboration accelerates our entry into the European truck market and aims to have Quantron's initial hydrogen-powered, zero emission trucks on the road in the next 18 months," said Randy MacEwen, CEO, Ballard Power Systems.

"Quantron is thrilled to advance our strategic partnership with Ballard. We see compelling mobility use cases where fuel cell engines are the most suitable zero emission solution, given the power and range requirements of the application," commented Andreas Haller, founder, and Chairman of Quantron AG.

Michael Perschke, CEO of Quantron AG added, "We want to offer our customers the best solution possible, and our continued collaboration with Ballard allows us to advance our environmentally friendly offerings to meet our customers' needs, including range, payload, and refueling time, with an increasingly competitive total cost of ownership."

Pursuant to its strategic investment, Ballard will have the right to appoint a representative to Quantron's Board of Directors.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About Quantron AG

Quantron AG is a system provider of sustainable battery and hydrogen-electric mobility for commercial vehicles such as trucks, buses and transporters. As a high-tech spinoff of Haller KG, the Augsburg-based company combines over 140 years of commercial vehicle experience with state-of-the-art e-mobility know-how. The Quantron-as-a-Service (QaaS) ecosystem includes: QUANTRON INSIDE (wide range of zero-emission new vehicles and conversions for existing and used vehicles to alternative powertrains as well as batteries and integrated customized electrification concepts), QUANTRON CUSTOMER CARE (Europe-wide network of 700 service partners, digital and physical aftersales solutions, individual customer advice, QUANTRON Academy training courses), QUANTRON ENERGY (platform for the production of green hydrogen and electricity) and QUANTRON POWER STATION (supplying vehicles with the necessary green charging and H2 tank infrastructure as part of the Hydrogen Alliance). For more information, visit www.quantron.net and social media channels on LinkedIn and YouTube.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com; Quantron AG: Martin Lischka - Head of marketing and communication at press@quantron.net

CO: Ballard Power Systems Inc.

CNW 01:00e 19-SEP-22